EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place Organized

Thomas Group Hong Kong, Ltd.	Hong Kong

Thomas Group (Schweiz) GMBH	Switzerland

Thomas Group (Schweiz) Results GMBH	Switzerland